UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number:  001-39458

Medicenna Therapeutics Corp.

(Translation of registrant’s name into English)

2 Bloor St. W. 7th Floor

Toronto, Ontario M4W 3E2

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Medicenna Therapeutics Corp.
(Registrant)

Date: January 5, 2024	By:	/s/ Fahar Merchant
		Name:	Fahar Merchant, PhD
		Title:	Chief Executive Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	Notice of Change of Auditor
99.2	Letter from Predecessor Auditor